Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

July 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roka BioSciences, Inc.
Registration Statement on Form S-1
File No. 333-196135

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Roka BioSciences, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time on July 16, 2014, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between July 7, 2014 and the date hereof, copies of the preliminary prospectus dated July 7, 2014 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	1,516

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
As Representative of the Several Underwriters

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory